UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 64765 / June 29, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14318

In the Matter of
 	
Sabratek Corp.,
SAN Holdings, Inc.,
SBD International, Inc. (n/k/a Solargy
    Systems, Inc.),
Scantek Medical, Inc.,
SciLabs Holdings, Inc.,
The SCO Group, Inc.,
Secure Technologies Group, Inc., and
SinoFresh HealthCare, Inc.,
 	
    Respondents.
	ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO SBD INTERNATIONAL, INC. (n/k/a SOLARGY SYSTEMS, INC.)

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by SBD International, Inc. (n/k/a Solargy Systems, Inc.) ("Solargy Systems" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on April 5, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the

Securities Exchange Act of 1934 as to SBD International, Inc. (n/k/a Solargy Systems, Inc.) ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

1.   Solargy Systems (CIK No. 1106643) is a Nevada corporation located in Fort Lauderdale, Florida. At all times relevant to this proceeding, the securities of Solargy Systems have been registered under Exchange Act Section 12(g). As of March 28, 2011, the company's stock (symbol "SLGS") was quoted on OTC Link (previously, "Pink Sheets") operated by OTC Markets Group Inc., had eleven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

2.   Solargy Systems has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended September 30, 2006. Since that filing, Solargy Systems has filed four Forms 10-Q for the periods ended June 30, 2008, June 30, 2009, June 30, 2010, and September 30, 2010, none of which were reviewed by an independent public accountant as required by Rule 10-01 of Regulation S-X. Solargy Systems also filed Forms 10-K for the periods ended December 31, 2006 and December 31, 2007, but neither filing included audited financials as required by Rule 3-01, *et seq*., of Regulation S-X.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Exchange Act Section 12(j), registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

For the Commission, by its Secretary, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary